Exhibit 4.8

The Renewal of Policy Management Agreement between China Life Insurance

(Group) Company and China Life Insurance Company Limited

Letter of Confirmation

This Letter of Confirmation is executed on December 30, 2008 in Beijing by and between China Life Insurance (Group) Company (“Party A”) and China Life Insurance Company Limited (“Party B”).

Whereas, Party A and Party B entered into a Policy Management Agreement (the “Agreement”) on December 24, 2005, under which, Party A entrusted Party B to manage its insurance business with respect to the policies retained previously by Party A. The Agreement will expire on December 31, 2008. Article 12.2 of the Agreement specified that unless one Party sends a notification to the other Party stating the non-renewal of the Agreement 180 days in advance before the expiration of the Agreement, the Agreement will be automatically renewed for a term of three years, provided that listing rules of the jurisdictions where Party B is listed are not violated.”

Therefore, with respect to the renewal of the Agreement, Party A and Party B confirm that:

1. Party A and Party B agree to renew the Agreement in accordance with the original terms and conditions under the Agreement. Original terms and conditions under the Agreement will remain unchanged, except for the revisions to the term of the Agreement made according to item 2 hereunder.

2. The Agreement will be renewed for a term of three years. The renewed Agreement shall remain in force from January 1, 2009 to December 31, 2011.

Party A: China Life Insurance (Group) Company

Legal representative or authorized representative (Signature):

Party B: China Life Insurance Company Limited

Legal representative or authorized representative (Signature):